SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                        (Amendment No. 2)



                     UNION ACCEPTANCE CORPORATION
                         (Name of Issuer)


                            CLASS A COMMON
                  (Title of Class of Securities)


                           904832102
                          (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

CUSIP No.  904832102

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Monarch Capital Management, Inc.
     35-1923576

2.   Check the appropriate box if a member of a group

     [  ] a
     [  ] b

3.


4.   Citizenship or Place of Organization

     127 West Berry Street, Suite 402
     Fort Wayne, IN  46802

5.   Sole Voting Power

     334,987

6.   Shared Voting Power

     0

7.   Sole Dispositive Power

     513,887

8.   Shared Dispositive Power

     0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     513,887

10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares


11.  Percent of Class Represented by Amount in Row 9

     8.8%

12.  Type of Reporting Person

     IA

CUSIP No.  904832102

ITEM 1(A).NAME OF ISSUER.

          Union Acceptance Corporation

ITEM 1(B).ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          250 North Shadeland Avenue
          Indianapolis, Indiana  46219

ITEM 2(A).NAME OF PERSON FILING.

          Monarch Capital Management, Inc.

ITEM 2(B).ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

          127 West Berry Street, Suite 402
          Fort Wayne, Indiana  46802

ITEM 2(C).CITIZENSHIP.

          Not applicable

ITEM 2(D).TITLE OF CLASS OF SECURITIES.

          Union Acceptance Corporation Class A common stock

ITEM 2(E).CUSIP NUMBER.

          904832102

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR
          13D-2(B):

          Monarch Capital Management, Inc., is an Investment Adviser registered under section 8 of the Investment Advisers Act of 1940.

ITEM 4.   OWNERSHIP.

ITEM 4(A).AMOUNT BENEFICIALLY OWNED:

          Please refer to number 9 of the cover page.

ITEM 4(B).PERCENT OF CLASS:

          Please refer to number 11 of the cover page.

Item 4(C).  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

           (i) SOLE POWER TO VOTE OR DIRECT THE VOTE: Please refer to No. 5 on the cover page.

          (ii) SHARED POWER TO VOTE OR DIRECT THE VOTE: Please refer to No. 6 on the cover page.

         (iii)  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
                Please refer to No. 7 on the cover page.

          (iv)  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
                Please refer to No. 8 on the cover page.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          On March 5, 1997, Susan L. Hanzel entered into an investment management contract with Monarch Capital Management, Inc., to provide discretionary investment management for funds and securities deposited in a custody account in the name of Ms.
          Hanzel at Merrill Lynch. On December 15, 1997, 346,857 shares of Union Acceptance Corporation Class A Common Stock were deposited in this account over which Monarch Capital Management, Inc., has sole dispositive power. A Schedule 13D, dated November 7, 1997, has been filed by Ms. Hanzel who retains sole voting power and the right to receive dividends and the proceeds from the sale of these securities. On December 31, 1997, Ms. Hanzel sold 5,000 shares. On September 9, 1998, Ms. Hanzel sold 10,000 shares. On February 16, 1999, Ms. Hanzel sold 2,700 shares. On February 13, 1999, Ms. Hanzel sold 7,300 shares. On April 22, 1999, Ms. Hanzel sold 1,000 shares. On July 10, 2000, Ms. Hanzel sold 10,000 shares. On December 6, 2000, Ms. Hanzel gifted 870 shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.


Date:  February 14, 2001           /S/ MARGARET H. CANDOR
                                   Margaret H. Candor, Vice President &
                                   Treasurer